PROSPECTUS

                                     $140,000,000

                                  OHIO POWER COMPANY
                       7-3/8% Senior Notes, Series A, Due 2038

               The Senior Notes, Series A, Due 2038, will mature on June 30, 2038 (the "New Senior Notes"). Interest on the New Senior Notes at the rate of 7-3/8% per annum is payable quarterly, in arrears, on each March 31, June 30, September 30 and December 31 (each an "Interest Payment Date"), commencing June 30, 1998. The New Senior Notes will be redeemable at 100% of the principal amount redeemed plus accrued interest to the redemption date at the option of the Company in whole or in part on or after April 29, 2003. The New Senior Notes will be available for purchase in denominations of $25 and any integral multiple thereof. See "Description of New Senior Notes" herein.

               The  New   Senior  Notes  will  be   direct,  unsecured  and
          unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The New Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $515,000,000 outstanding at March 31, 1998. The Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

               The New Senior Notes initially will be represented by one or more global Notes (each a "Global Note") registered in the name of a nominee of The Depository Trust Company, as Depository, or another depository (such a Note, so represented, being called a "Book-Entry Note"). Beneficial interests in Global Notes representing Book-Entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository's participants. Book-Entry Notes will not be issuable as certificated notes except under circumstances described herein. See "Description of New Senior Notes -- Book-Entry Notes" herein.

               The New Senior Notes are expected to be approved for listing on the New York Stock Exchange ("NYSE"), subject to official notice of issuance. Trading of the New Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the New Senior Notes. See "Underwriting" herein.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       PRICE 100% AND ACCRUED INTEREST, IF ANY


                                       Underwriting
                           Price to    Discounts and      Proceeds to
                           Public(1)   Commissions(2)(4)  Company(1)(3)(4)
           Per New
           Senior Note      100.00%       3.15%              96.85%

           Total . . .   $140,000,000    $4,410,000        $135,590,000

          (1)  Plus accrued  interest, if  any, from  the date of  original issuance.
          (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting" herein.
          (3) Before deducting expenses payable by the Company, estimated at $245,750.
          (4) The Underwriting Discount will be 2% of the principal amount of the New Senior Notes sold to certain institutions. Therefore, to the extent any such sales are made to such institutions, the actual total Underwriting Discount will be less than, and the actual total Proceeds to the Company will be greater than, the amounts shown in the table above.

               The New Senior Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Dewey Ballantine LLP, counsel for the Underwriters. It is expected that delivery of the New Senior Notes will be made on or about April 29, 1998, through the book-entry facilities of The Depository Trust Company against payment therefor in immediately available funds.

          Morgan Stanley Dean Witter
               Merrill Lynch & Co.
                    PaineWebber Incorporated
                         Prudential Securities Incorporated
                              Salomon Smith Barney


          April 24, 1998



          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NEW SENIOR NOTES, SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NEW SENIOR NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.




               No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. This
          Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, by any underwriter, agent or dealer in any jurisdiction in which it is unlawful for such underwriter, agent or dealer to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof.

                                AVAILABLE INFORMATION

               The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other infor-mation may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site at http://www.sec.gov containing reports, proxy statements and information statements and other information regarding registrants that file electroni-cally with the SEC, including the Company. Certain of the Company's securities are listed on the New York Stock Exchange, where reports and other information concerning the Company may also be inspected.

                         DOCUMENTS INCORPORATED BY REFERENCE

               The following documents filed by the Company with the SEC are incorporated in this Prospectus by reference:

               -- The Company's Annual Report on Form 10-K for the year ended December 31, 1997 and Form 10-K/A dated April 1, 1998.

               All documents subsequently filed  by the Company pursuant to
          Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

               Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents described above which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for copies of such documents should be addressed to Mr. G. C. Dean, American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number: 614-223-1000). The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference.

                                  TABLE OF CONTENTS
                                                                       Page

          Available Information . . . . . . . . . . . . . . . . . . . . . 2
          Documents Incorporated by Reference . . . . . . . . . . . . . . 2
          Table of Contents . . . . . . . . . . . . . . . . . . . . . . . 3
          The Company . . . . . . . . . . . . . . . . . . . . . . . . . . 3
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . 3
          Ratio of Earnings to Fixed Charges  . . . . . . . . . . . . . . 4
          Description of New Senior Notes . . . . . . . . . . . . . . . . 4
          Legal Opinions  . . . . . . . . . . . . . . . . . . . . . . .  14
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
          Underwriting  . . . . . . . . . . . . . . . . . . . . . . . .  15

                                     THE COMPANY

               The Company is engaged in the generation, purchase, transmission and distribution of electric power to approximately 679,000 customers in Ohio, and in supplying electric power at wholesale to other electric utility companies, municipalities and non-utility entities engaged in the wholesale power market. Its principal executive offices are located at 301 Cleveland Avenue, S.W., Canton, Ohio 44702 (telephone number: 330-456-8173). The Company is a subsidiary of American Electric Power Company, Inc. ("AEP") and is a part of the American Electric Power integrated utility system (the "AEP System"). The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number: 614-223-1000).

                                   USE OF PROCEEDS

               The Company proposes to use the net proceeds from the sale of the New Senior Notes to redeem or repurchase certain of its outstanding debt and/or preferred stock, to fund its construction program, to repay short-term indebtedness incurred in connection with such repurchases, redemptions or funding and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

               The Company's First Mortgage Bonds, 8.10% Series due 2002 ($50,000,000 principal amount outstanding) may be redeemed at their regular redemption price of 101.16%. The Company's First Mortgage Bonds, 8.25% Series due 2002 ($50,000,000 principal amount outstanding) may be redeemed at their regular redemption price of 101.18%. The Company's First Mortgage Bonds may also be redeemed through the application of cash deposited with the Trustee under the Company's Mortgage (as defined below) pursuant to certain provisions thereof.

               The Company has estimated that its consolidated construction costs (inclusive of allowance for funds used during construction) for 1998 will be approximately $188,000,000. At March 31, 1998, the Company had approximately $167,500,000 of short-term indebtedness outstanding.

                          RATIO OF EARNINGS TO FIXED CHARGES

               Below is set forth the ratio of earnings to fixed charges for each of the twelve month periods ended December 31, 1993 through 1997:

                        12-Month
                      Period Ended                Ratio

                    December 31, 1993             3.14
                    December 31, 1994             3.28
                    December 31, 1995             2.95
                    December 31, 1996             3.40
                    December 31, 1997             3.42

                           DESCRIPTION OF NEW SENIOR NOTES

               The New Senior Notes will be issued as a series of Securities under an Indenture, dated as of September 1, 1997, between the Company and Bankers Trust Company, as Trustee (the "Trustee"), as heretofore supplemented and amended and as to be further supplemented and amended (the "Indenture"). The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the Indenture. Whenever particular provisions or defined terms in the Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein. Section and Article references used herein are references to provisions of the Indenture unless otherwise noted.

               All Notes (including the New Senior Notes) to be issued under the Indenture are herein sometimes referred to as "Notes". Copies of the Indenture, including the form of Company Order pursuant to which each series of Notes may be issued, are filed as exhibits to the Registration Statement.

          General

               The New Senior Notes will be issued in fully registered form only, without coupons. The New Senior Notes will be issued initially as one or more Book-Entry Notes. Except as set forth herein under "Book-Entry Notes", the New Senior Notes will not be issuable as certificated notes. The authorized denominations of Global Notes will be $25 and any integral multiple thereof.

               The New Senior Notes will be unsecured obligations of the Company and will rank pari passu with all other unsecured debt of the Company, except debt that by its terms is subordinated to the unsecured debt of the Company. The Indenture provides that New Senior Notes may be issued thereunder without limitation as to aggregate principal amount and may be issued thereunder from time to time in one or more series or one or more Tranches thereof, as authorized by a Board Resolution and as set forth in a Company Order or one or more supplemental indentures creating such series. (Section 2.01).

               Substantially all of the fixed properties and franchises of the Company are subject to the lien of its first mortgage bonds (the "Bonds") issued under and secured by a Mortgage and Deed of Trust, dated as of October 1, 1938, as previously supplemented and amended by supplemental indentures, between the Company and Central Hanover Bank and Trust Company (now The Chase Manhattan
          Bank), as trustee (the "Mortgage").

               The New Senior Notes are not convertible into any other security of the Company. The covenants contained in the Indenture do not limit the amount of other debt, secured or unsecured, which may be issued by the Company. In addition, the Indenture does not contain any provisions that afford holders of New Senior Notes protection in the event of a highly leveraged transaction involving the Company.

          Principal Amount, Maturity and Interest

               The New Senior Notes will be limited in aggregate principal amount to $140,000,000.

               The New Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 30, 2038 and will bear interest at the rate per annum shown in the title thereof from the date on which the New Senior Notes are originally issued until the principal amount thereof becomes due and payable. The New Senior Notes are not subject to any sinking fund provision.

               Interest on each New Senior Note will be payable quarterly in arrears on each March 31, June 30, September 30 and December 31 and at redemption, if any, or maturity. The initial Interest Payment Date is June 30, 1998. Each payment of interest in respect of an Interest Payment Date shall include interest accrued through the day before such Interest Payment Date. Interest on New Senior Notes will be computed on the basis of a 360-day year of twelve 30-day months.

               Payments of interest on the New Senior Notes (other than interest payable at redemption, if any, or maturity) will be made, except as provided below, in immediately available funds to the owners of such New Senior Notes (which, in the case of Global Notes representing Book-Entry Notes, will be a nominee of the Depository, as hereinafter defined) as of the Regular Record Date (as defined below) for each Interest Payment Date.

               The principal of the New Senior Notes and any premium and interest thereon payable at redemption, if any, or maturity will be paid in immediately available funds upon surrender thereof at the office of Bankers Trust Company at 4 Albany Street in New York, New York. Should any New Senior Note be issued other than as a Global Note, interest (other than interest payable at redemption or maturity) may, at the option of the Company, be paid to the person entitled thereto by check mailed to any such person. See "Book-Entry Notes" herein.

               If, with respect to any New Senior Note, any Interest Payment Date, redemption date or the maturity is not a Business Day (as defined below), payment of amounts due on such New Senior Note on such date may be made on the next succeeding Business Day, and, if such payment is made or duly provided for on such Business Day, no interest shall accrue on such amounts for the period from and after such Interest Payment Date, redemption date or maturity, as the case may be, to such Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, with the same force and effect as if made on such date.

               The "Regular Record Date" with respect to a New Senior Note will be one Business Day prior to the relevant Interest Payment Date, except if the New Senior Notes are no longer represented by a Global Note, then the "Regular Record Date" shall be the close of business on the March 15, June 15, September 15 or December 15, as the case may be, next preceding an Interest Payment Date or if such March 15, June 15, September 15 or December 15 is not a Business Day, the next preceding Business Day.

               "Business Day" with respect to any New Senior Note means any day that (a) in the Place of Payment (as defined in the Indenture) (or in any of the Places of Payment, if more than one) in which amounts are payable as specified in the form of such
          Note and  (b) in  the city in  which the Trustee  administers its corporate trust business, is not a day on which banking institutions are authorized or required by law or regulation to close.

          Certain Trading Characteristics of the New Senior Notes

               The New Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the New Senior Notes that is not included in the trading price thereof. Any portion of the trading price of a New Senior Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the New Senior Note.

               The trading price of the New Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the New Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the New Senior Notes, although any increase will be moderated by the Company's ability to call the New Senior Notes at any time on or after April 29, 2003 at a Redemption Price equal to 100% of the principal amount to be redeemed plus accrued but unpaid interest.

          Optional Redemption

               The New Senior Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 29, 2003, upon not less than 30 nor more than 60 days' notice, at 100% of the principal amount redeemed together with accrued and unpaid interest to the redemption date.

          Form, Exchange, Registration and Transfer

               New Senior Notes in definitive form will be issued only as registered Notes without coupons in denominations of $25 and in integral multiples thereof authorized by the Company. New Senior Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Company or the Security Registrar being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar with respect to New Senior Notes. The Company may change the place for registration of transfer and exchange of the New Senior Notes and may designate one or more additional places for such registration and exchange. (Sections 2.05 and 4.02).

               The Company shall not be required to (i) issue, register the transfer of or exchange any New Senior Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding New Senior Notes and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any New Senior Notes or portions thereof called for redemption in whole or in part. (Section 2.05).

          Payment and Paying Agents

               Payment of principal of and premium, if any, on any New Senior Note will be made only against surrender to the Paying Agent of such New Senior Note. Principal of and any premium and interest on New Senior Note will be payable at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to such New Senior Note.

               The Trustee initially will act as Paying Agent with respect to New Senior Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts. (Sections 4.02 and 4.03).

               All moneys paid by the Company to a Paying Agent for the payment of the principal of and premium, if any, or interest, if any, on any New Senior Notes that remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable, subject to applicable law, will be repaid to the Company and the holder of such New Senior Note will thereafter look only to the Company for payment thereof. (Section 11.04).

          Book-Entry Notes

               Except under the circumstances described below, the New Senior Notes will be issued in whole or in part in the form of one or more Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), or such other depository as may be subsequently designated (the "Depository"), and registered in the name of a nominee of the Depository.

               Book-Entry Notes represented by a Global Note will not be exchangeable for certificated notes and, except under the circumstances described below, will not otherwise be issuable as certificated notes.

               So long as the Depository, or its nominee, is the registered owner of a Global Note, such Depository or such nominee, as the case may be, will be considered the sole owner of the individual Book-Entry Notes represented by such Global Note for all purposes under the Indenture. Payments of principal of and premium, if any, and any interest on individual Book-Entry Notes represented by a Global Note will be made to the Depository or its nominee, as the case may be, as the owner of such Global Note. Except as set forth below, owners of beneficial interests in a Global Note will not be entitled to have any of the individual Book-Entry Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Book-Entry Note and will not be considered the owners thereof under the Indenture, including, without limitation, for purposes of consenting to any amendment thereof or supplement thereto.

               If the Depository is at any time unwilling or unable to continue as depository and a successor depository is not appointed, the Company will issue individual certificated notes in exchange for the Global Note representing the corresponding Book-Entry Notes. In addition, the Company may at any time and in its sole discretion determine not to have any New Senior Notes represented by the Global Note and, in such event, will issue individual certificated notes in exchange for the Global Note representing the corresponding Book-Entry Notes. In any such instance, an owner of a Book-Entry Note represented by a Global Note will be entitled to physical delivery of individual certificated notes equal in principal amount to such Book-Entry Note and to have such certificated notes registered in his or her name. Individual certificated notes so issued will be issued as registered New Senior Notes in denominations, unless otherwise specified by the Company, of $25 and integral multiples thereof.

               DTC has confirmed to the Company and the Underwriters the following information:

               1. DTC will act as securities depository for the Global Notes. The New Senior Notes will be issued as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered Global Note will be issued for the series of New Senior Notes, in the aggregate principal amount of such series, and will be deposited with DTC.

               2. DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

               3. Purchases of New Senior Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the New Senior Notes on DTC's records. The ownership interest of each actual purchaser of each New Senior Note ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in New Senior Notes, except in the event that use of the book-entry system for the New Senior Notes is discontinued.

               4. To facilitate subsequent transfers, all New Senior Notes deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of New Senior Notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Senior Notes; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

               5. Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect
          Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

               6. Redemption notices shall be sent to Cede & Co. If less than all of the New Senior Notes are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

               7.   Neither  DTC nor Cede &  Co. will consent  or vote with
          respect to the New Senior Notes. Under its usual procedures, DTC mails an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

               8. Principal and interest payments on the New Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the date on which interest is payable in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of DTC, the Underwriters or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

               9. DTC may discontinue providing its services as securities depository with respect to the New Senior Notes at any time by giving reasonable notice to the Company and the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.

               10. The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated notes will be printed and delivered.

               The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

               None of the Company, the Trustee or any agent for payment on or registration of transfer or exchange of any Global Note will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in such Global Note or for maintaining, supervising or reviewing any records relating to such beneficial interests.

          Modification of the Indenture

               The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than a majority in principal amount of Notes of each series that are affected by the modification, to modify the Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of Notes; provided, that no such modification may, without the consent of the holder of each outstanding Note affected thereby, (i) extend the fixed maturity of any Notes of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of a Discount Security (as defined in the Indenture) that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the Indenture, (ii) reduce the percentage of Notes, the holders of which are required to consent to any such supplemental indenture, or (iii) reduce the percentage of Notes, the holders of which are required to waive any default and its consequences. (Section 9.02).

               In addition, the Company and the Trustee may execute, without the consent of any holder of Notes, any supplemental indenture for certain other usual purposes including the creation of any new series of Notes. (Sections 2.01, 9.01 and 10.01).

          Events of Default

               The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of
          Notes:

                    (a) failure for  30 days  to pay interest  on Notes  of
               that series when due and payable; or

                    (b) failure for 3 Business Days to pay principal or premium, if any, on Notes of that series when due and payable whether at maturity, upon redemption, pursuant to any sinking fund obligation, by declaration or otherwise; or

                    (c) failure  by the Company  to observe or  perform any
               other covenant (other than those specifically relating to another series) contained in the Indenture for 90 days after written notice to the Company from the Trustee or the holders of at least 33% in principal amount of the outstanding Notes of that series; or

                    (d) certain events involving bankruptcy,  insolvency or
               reorganization of the Company; or

                    (e) any other event of default provided for in a series
               of Notes. (Section 6.01).

               The Trustee or the holders of not less than 33% in aggregate outstanding principal amount of any particular series of Notes may declare the principal due and payable immediately upon an Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee. (Sections 6.01 and 6.06).

               The holders of a majority in aggregate outstanding principal amount of any series of Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for that series. (Section 6.06). Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Trustee indemnity satisfactory to it. (Section 7.02).

               The holders of a majority in aggregate outstanding principal amount of any series of Notes affected thereby may, on behalf of the holders of all Notes of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest when due otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Trustee) or a call for redemption of Notes of such series. (Section 6.06). The Company is required to file annually with the Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Indenture. (Section 5.03(d)).

          Consolidation, Merger and Sale

               The Indenture does not contain any covenant that restricts the Company's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions, provided that the successor corporation assumes due and punctual payment of principal or premium, if any, and interest on the Notes. (Section 10.01).

          Legal Defeasance and Covenant Defeasance

               Notes of any series may be defeased in accordance with their terms and, unless the supplemental indenture or Company Order establishing the terms of such series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Note, to replace destroyed, lost or stolen Notes and to maintain agencies in respect of the Notes) with respect to the Notes of such series and the Indenture ("legal defeasance"). The Company at any time also may terminate as to a series its obligations with respect to the Notes of that series under any restrictive covenant which may be applicable to that particular series ("covenant defeasance").

               The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, the particular series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, a series may not be accelerated by reference to any restrictive covenant which may be applicable to that particular series.

               To exercise either of its defeasance options as to a series, the Company must deposit with the Trustee or any paying agent, in trust: moneys or Eligible Obligations, or a combination thereof, in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the Notes of such series that are Outstanding (as defined in the Indenture). Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the holders of such Notes will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Indenture with respect to such series and that such holders will realize gain, loss or income on such Notes, including payments of interest thereon, in the same amounts and in the same manner and at the same time as would have been the case if such satisfaction and discharge had not occurred. (Section 11.01).

               In the event the Company exercises its option to effect a covenant defeasance with respect to the Notes of any series and the Notes of that series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, the amount of money and Eligible Obligations on deposit with the Trustee may not be sufficient to pay amounts due on the Notes of that series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for such payments. (Section 11.01).

          Governing Law

               The Indenture and New Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York. (Section 13.05).

          Concerning the Trustee

               AEP System companies, including the Company, utilize or may utilize some of the banking services offered by Bankers Trust Company in the normal course of their businesses. Among such services are the making of short-term loans, generally at rates related to the prime commercial interest rate.

                                    LEGAL OPINIONS

               Opinions with respect to the legality of the New Senior Notes will be rendered by Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York and 1 Riverside Plaza, Columbus, Ohio, counsel for the Company, and by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, counsel for the Underwriters. Additional legal opinions in connection with the offering of the New Senior Notes may be given by Thomas G. Berkemeyer or David C. House, counsel for the Company. Mr. Berkemeyer is Assistant General Counsel, and Mr. House is an Attorney, in the Legal Department of American Electric Power Service Corporation, a wholly owned subsidiary of AEP. From time to time, Dewey Ballantine LLP acts as counsel to affiliates of the Company in connection with certain matters.

                                       EXPERTS

               The  financial statements  and  related financial  statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                                     UNDERWRITING

               Under  the  terms  and  subject  to  the conditions  of  the
          Underwriting  Agreement,  the   Underwriters  named  below   (the
          "Underwriters") have severally agreed to purchase, and the Company has agreed to sell to them, severally, respective



          principal amounts of the New Senior Notes set forth opposite their respective names below:

                                                           Principal Amount
          Underwriters                                  of New Senior Notes

          Morgan Stanley & Co. Incorporated   . . . . . . . .  $ 23,100,000
          Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated  . . . . . . . . . . . . .    23,100,000
          PaineWebber Incorporated  . . . . . . . . . . . . .    23,100,000
          Prudential Securities Incorporated  . . . . . . . .    23,100,000
          Smith Barney Inc.   . . . . . . . . . . . . . . . .    23,100,000
          CIBC Oppenheimer Corp.  . . . . . . . . . . . . . .     1,750,000
          Cowen & Company . . . . . . . . . . . . . . . . . .     1,750,000
          Dain Rauscher Incorporated  . . . . . . . . . . . .     1,750,000
          A.G. Edwards & Sons, Inc.   . . . . . . . . . . . .     1,750,000
          Edward D. Jones & Co., L.P.   . . . . . . . . . . .     1,750,000
          Legg Mason Wood Walker, Incorporated  . . . . . . .     1,750,000
          McDonald & Company Securities, Inc.   . . . . . . .     1,750,000
          Morgan Keegan & Company, Inc.   . . . . . . . . . .     1,750,000
          The Ohio Company  . . . . . . . . . . . . . . . . .     1,750,000
          Olde Discount Corporation . . . . . . . . . . . . .     1,750,000
          Piper Jaffray Inc.  . . . . . . . . . . . . . . . .     1,750,000
          Raymond James & Associates, Inc.  . . . . . . . . .     1,750,000
          The Robinson-Humphrey Company, LLC  . . . . . . . .     1,750,000
          Wheat First Securities, Inc.  . . . . . . . . . . .     1,750,000

               TOTAL  . . . . . . . . . . . . . . . . . . . .  $140,000,000

               In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the New Senior Notes offered hereby if any of the New Senior Notes are purchased.

               The Underwriters initially propose to offer the New Senior Notes directly to the public at the public offering price set forth on the cover page hereof, and in part to certain dealers at such price less a concession not in excess of $.50 per New Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.40 per New Senior Note to certain brokers and dealers. After the New Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

               The  Company has agreed, during  the period of  30 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any New Senior Notes, any security convertible into or exchangeable into or exercisable for New Senior Notes or any debt securities substantially similar to the New Senior Notes (except for the New Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of the Underwriters.

               Prior to this offering, there has been no public market for the New Senior Notes. The New Senior Notes are expected to be approved for listing on the NYSE, subject to official notice of issuance. Trading of the New Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the New Senior Notes. The Underwriters have advised the Company that they intend to make a market in the New Senior Notes prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the New Senior Notes, however, and may cease market making activities, if commenced, at any time.

               The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933.

               In order to facilitate the offering of the New Senior Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the prices of the New Senior Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the New Senior Notes for their own account. In addition, to cover overallotments or to stabilize the price of the New Senior Notes, the Underwriters may bid for, and purchase, the New Senior Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing New Senior Notes in the offering, if the syndicate repurchases previously distributed New Senior Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the New Senior Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

               The Underwriters, and certain affiliates thereof, engage in transactions with, and from time to time have performed services for, the Company and its affiliates in the ordinary course of business.